BY COURIER



02 JAN 23 AM 8:49

Kamps AG

Kamps AG • Prinzenallee 13 • 40549 Düsseldorf

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Attn. Ms. Felicia Kung
450 Fifth Street, N. W.
Room 3099 (3-7)

Washington, D.C. 20549
USA



02002661

January 18, 2002

Rule 12g3-2(b) - File No. 82-4793

SUPPL

Dear Ms. Kung:

The enclosed Press Release is being furnished to the Securities and Exchange Commission on behalf of Kamps AG pursuant to the exemption from the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be „filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

In case of further questions do not hesitate to contact me under the following phone number: +49-211-53 06 34 60.

Kind regards,

D. Dittmar

Dunja Dittmar
Kamps AG

PROCESSED
JAN 29 2002
THOMSON
FINANCIAL

Enclosure

Kamps AG
Prinzenallee 13
40549 Düsseldorf
Telefon (0211) 530634-0
Telefax (0211) 530634-34
E-Mail info@kamps.de
Internet www.kamps.de

Kamps AG

Press release

Kamps announces the purchase price for the Euro Lyon

Today at 4:00 p.m. (London time) Kamps AG announced the purchase price that it will offer to holders of the Liquid Yield Option Notes due 2015 (Euro LYONs) per Euro 1,000 of principal amount (at maturity) of Euro LYONs. According to its cash tender offer launched on December 20, 2001, the purchase price has been determined by reference to a fixed spread of 50 basis points over the yield to maturity of the 4.25% German Bund due March 14, 2003, and will equal Euro 536.26 per Euro 1,000 of principal amount (at maturity) of Euro LYONs.